Exhibit 12.1
Fluidigm Corporation
Ratio of earnings to fixed charges
Fiscal Years 2011 through 2015

	Fiscal Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2015
(In thousands)
Earnings:
Net loss attributed to common stockholders before income taxes	$(22,304)	$(18,888)	$(16,389)	$(57,705)	$(54,790)
Add: Combined fixed charges and preference dividends	3,578	1,006	1,169	7,081	8,353
Less: Capitalized interest	—	—	—	—	—

Total earnings for computation of ratio	(18,726)	(17,882)	(15,220)	(50,624)	(46,437)
Fixed Charges:
Interest expense including capitalized interest	3,101	628	14	5,344	5,808
Estimated interest component of rent	477	378	1,155	1,737	2,545

Total fixed charges	3,578	1,006	1,169	7,081	8,353
Combined fixed charges and preference dividends:
Interest expense including capitalized interest	3,101	628	14	5,344	5,808
Estimated interest component of rent	477	378	1,155	1,737	2,545
Deemed dividend	9,900	—	—	—	—

Total combined fixed charges and preference dividends	$13,478	$1,006	$1,169	$7,081	$8,353
Ratio of earnings to fixed charges (1)	—	—	—	—	—
Ratio of earnings to combined fixed charges and preference dividends (1)	—	—	—	—	—

(1) Earnings for 2011, 2012, 2013, 2014, and 2015 were insufficient to cover fixed charges by $22.3 million, $18.9 million, $16.4 million, $57.7 million, and $54.8 million respectively.